UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
  Yes |_|  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
   Exhibit                      Description                  Page Number
   -------                      -----------                  -----------

      1.             Press release on FRANCE TELECOM
                     AFFILIATE IKATEL MALI DEPLOYING
                        ALVARION'S WIMAX SOLUTION
                      GSM Operator To Provide Fixed
                     BroadbandServices To Corporate
                      and Residential Subscribers
                           Using BreezeMAX(TM)
                     , dated November 28, 2005                      4




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                                               SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ALVARION LTD.



Date: November 28, 2005        By: /s/ Dafna Gruber
                                   --------------------------
                               Name: Dafna Gruber
                               Title: Chief Financial Officer






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


                                    EXHIBIT 1
Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252                 +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------

                FOR IMMEDIATE RELEASE


                 FRANCE TELECOM AFFILIATE IKATEL MALI DEPLOYING
                            ALVARION'S WIMAX SOLUTION
  GSM Operator To Provide Fixed Broadband Services To Corporate and Residential
                         Subscribers Using BreezeMAX(TM)
                                     -------

MountainView, Calif., November 28, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that Ikatel, an affiliate of France Telecom offering broadband data services in the West African country of Mali, will install Alvarion's BreezeMAX(TM) 3500 system, including hundreds of CPEs based on the Intel WiMAX chip to deploy a WiMAX network in the capital city of Bamako. Ikatel, a leading GSM and Internet operator in Mali, expects to deploy the network by year-end.

"We are excited to bring advanced WiMAX technology to the corporate and residential market using Alvarion's BreezeMAX," said Amadou Deme, chief technical officer of Ikatel Mali. "They are hungry for broadband services, and BreezeMAX definitely fits our requirements for quick installation and overall costs. In addition to providing us the best possible technological solution, Alvarion had a true understanding of our special network needs, business environment and gave us the right level of support all along the way. We are firm in our commitment to bring affordable Internet services to Mali's population and are confident that WiMAX will enable us to succeed."

BreezeMAX(TM) is Alvarion's award winning, WiMAX platform that has been designed from the ground up according to the IEEE 802.16-2004 standards using OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers from a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 130 installations in more than 30 countries around the world. Already an integral part of WiMAX networks in Europe and Latin America, this is the first deployment in Africa of the BreezeMAX PRO CPE with the Intel PRO/Wireless 5116 WiMAX chip.

"WiMAX, and specifically BreezeMAX, are key enablers of the availability of advanced broadband services worldwide, including Africa," said Tzvika Friedman, CEO and President of Alvarion. "Using our BreezeMAX PRO CPE with the Intel WiMAX chip inside, the Ikatel network and others like it show the strong and immediate acceptance of Intel based subscriber units, and these networks are creating a new benchmark of capabilities in the market. Ikatel is a


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dynamic operator who will be deploying a feature rich, wireless solution with the highest quality of service, while benefiting from the improved economics of WiMAX."

About Ikatel  [GRAPHIC OMITTED][GRAPHIC OMITTED]

Subsidiary of Sonatel, member of France Telecom Group, Ikatel SA is a global Telecom Operator in Mali since February 2003. Within two and a half years of commercial deployment, Ikatel became the leader of the GSM Mobile network in Mali, with more than 550,000 subscribers and the most valuable provider of comprehensive solutions of telecommunications for corporate customers. Ikatel is the pioneer in the market for technological innovations. Ikatel is strongly commitment to democratize the telecommunications market in Mali to bring about affordable usage of Internet services based on WiMAX technology. For further information, please visit our Web site: www.ikatel.net

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce,


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advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +650.314.2653


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